January 6, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Mr. Kyle Moffatt

Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009

File No. 001-32663

Dear Mr. Moffatt:

This letter is in response to the Staff’s comments to the Company by its letter dated October 19, 2009 relating to the above-referenced Form 10-K. Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies, page 55

1.	We note your response to comment one of our letter dated October 19, 2009. It does not appear to us that your segment analysis was based on your organizational structure as of December 31, 2008. Please provide us an organizational chart that reflects your management structure and the officers who held the appropriate positions for the year ended December 31, 2008. In this regard we note that William Eccleshare was hired during 2009.

The Company has included in Appendix A an organizational chart as of December 31, 2008. As noted in our Definitive Proxy Statement filed on April 30, 2009 and our Form 10-K for the fiscal year ended December 31, 2008, Paul Meyer was not our Global President and Chief Operating Officer on December 31, 2008. As of October 2008 he was our Chief Executive Officer – Americas and Asia. As such, his span of control no longer included the International segment at December 31, 2008. Each of the Regional Presidents in our International segment reported to Mark Mays on an interim basis until June 2009 when William Eccleshare was hired as our President and CEO – International.

The Company considered the above changes in the structure of its internal organization that occurred during the fourth quarter of 2008. In this regard, the Company believed that the organizational structure previously supplied to the Staff best reflected how the Company was managed at December 31, 2008 and continues to be managed. Therefore, the Company supplied the Staff with its most current organizational structure.

Securities and Exchange Commission

January 6, 2009

2.	Additionally, it appears to us, upon further consideration of information contained in your Definitive Proxy Statement filed on April 30, 2009 and disclosures included elsewhere in your Form 10-K, that Paul Meyer was the CODM of Clear Channel Outdoor as of December 31, 2008. In reaching this conclusion, we considered the following:

•	Paul Meyer was your Global President and Chief Operating Officer for 2008 and has held that position since 2005.

•

Mr. Meyer’s compensation was based on performance-based goals which were heavily weighted towards year-over-year growth in OIBDAN on a company-wide basis. He was due incentive compensation and other significant compensation as set forth in his employment agreement.

•	Mr. Meyer was charged with developing an extensive annual operating plan for Clear Channel Outdoor (including Americas and International).

•	Mr. Meyer was involved in making recommendations as to the compensation levels and performance goals of the other Clear Channel Outdoor executives to the Compensation Committee for its review.

•

Although we note that Mark Mays is the principal executive officer of the Clear Channel Outdoor legal entity and Clear Channel Outdoor is obligated to use his services pursuant to a Corporate Services Agreement with Clear Channel Communications, it appears that Mr. Meyer, in his capacity as Clear Channel Outdoor’s Chief Operating Officer, would be deemed the Company’s CODM as that term is defined in paragraph 12 of SFAS 131.

Please revise your analysis of your operating segments, or alternatively, provide us with a more detailed analysis of the scope and breadth of Mr. Meyer’s functions and performance goals during 2008, with supporting documentation, which may include, but is not limited to, his employment agreement and pertinent minutes from the Board of Director and Compensation Committee meetings.

The Company acknowledges the Staff’s comment that Mr. Meyer was our Global President and Chief Operating Officer from April 2005 until October 2008. However, as noted in ¶14 of SFAS 131, an

Securities and Exchange Commission

January 6, 2009

operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. A single manager may be the segment manager for more than one operating segment.

As a result, the Company continues to believe that it has two operating segments, Americas and International. These segments best reflect how Mark Mays, our CODM, and the Board of Directors view the business and is consistent with the management approach prescribed by SFAS 131.

Prior to the Company’s IPO in 2005, Roger Parry was the Chief Executive Officer – International (“segment manager”) and reported directly to Mark Mays. Mr. Meyer served as the President and Chief Executive Officer – Americas (“segment manager”). At the direction of Mark Mays, the segment managers executed each segment’s business strategy. Similar to the current operating structure, Mark Mays provided each segment manager with annual operating and capital expenditure budget objectives. Mr. Mays relied on the segment managers to ensure their overall budgets adhered to the enterprise budget objectives. The segment managers determined how to most efficiently deploy resources within their segments. The segment managers did not approve or direct capital expenditures for the other segment or have any influence on the other segment.

In addition, separate corporate offices in Phoenix and London supported the day-to-day operations of the Americas and International segments, respectively. Services such as legal, financial planning and analysis, certain accounting and human resource services are located in both of these corporate offices. These offices continue to support the day-to-day operations of the Company’s Americas and International segments.

The Company’s IPO was one part of a strategic realignment of our Parent Company, Clear Channel Communications. Mr. Mays was charged with leading this initiative and presenting the details of the plan to Clear Channel’s Board of Directors. Neither Mr. Meyer nor Mr. Parry, in their role as segment managers, had that authority.

Mr. Meyer was appointed Global President and Chief Operating Officer in April 2005 and held that role until October 2008. In his role as Global President and Chief Operating officer, Mr. Meyer was charged with overseeing both the Americas and International segments. Mr. Meyer continued to report directly to Mark Mays, the CODM. Mr. Meyer was responsible for establishing budgets to achieve the objectives for each segment outlined by the CODM. The operating and capital expenditure budgets were consolidated at the Americas and International level and presented to the CODM for approval. After approval of the budget by the CODM, Mr. Meyer determined how to most efficiently deploy Company resources within each segment.

For example, an important initiative for the Company is exploiting digital signage opportunities. Mark Mays approves the capital expenditures for digital signage development as part of the annual capital budget for each segment or on a discrete project basis and it was Mr. Meyers’ responsibility to implement that plan within the segments.

Securities and Exchange Commission

January 6, 2009

Consistent with current policies, discrete capital projects were initiated at the business unit level and reviewed up the chain of command through the regional presidents and segment manager. Discrete projects exceeding $25 million require board approval. The Company’s acquisition of Interspace Services, Inc. in 2006 in the Americas segment and Van Wagner in 2006 and the sale of its joint venture investment in South Africa for shares of stock in Independent News and Media in 2008 in the International segment were the projects meeting this scope.

In the fourth quarter of 2008 a search began for a new President and CEO of our international segment and was completed in June 2009 with the hiring of William Eccelshare. Mr. Meyer’s span of control no longer included the International segment during this period. On October 13, 2009, the Company announced that Mr. Meyer will retire from his current position as the President and Chief Executive Officer – Americas effective December 31, 2009. The Company announced on December 11, 2009 that it had named Ron Cooper as Chief Executive Officer of CCO – Americas.

As noted above, the Company has changed its management structure over the years. These changes in segment management were made at the direction of our CODM in order to optimize the organizational structure to achieve his long-term strategic goals for the Company. Regardless of management structure, our CODM and Board of Directors continued to review the operating results of the Company based on the Americas and International segments.

The Company provides the following additional discussion to help address its conclusion that Mark Mays was the Chief Operating Decision Maker for the Company.

•	Paul Meyer was your Global President and Chief Operating Officer for 2008 and has held that position since 2005.

As noted in ¶12 of SFAS 131, the term chief operating decision maker identifies a function, not necessarily a role with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise.

As indicated above, at the direction of Mark Mays, our CODM, Mr. Meyer together with the regional presidents and business unit managers executed each segment’s business strategy. Further, the operating and capital expenditure budgets were presented by Mr. Meyer to Mark Mays for approval. Mr. Meyer did not have the authority to approve or direct capital expenditures for the segments, his role was to execute strategic decisions by the CODM. As of October 2008, Mr. Meyer was no longer in his position as our Global President and Chief Operating Officer.

Given that Mark Mays has control and decision making authority on allocating resources and performs the function of assessing the performance of the segments, we continue to believe that he is the CODM of the Company, regardless of the specific title carried by Paul Meyer.

•

Mr. Meyer’s compensation was based on performance-based goals which were heavily weighted towards year-over-year growth in OIBDAN on a company-wide basis. He was due incentive compensation and other significant compensation as set forth in his employment agreement.

Securities and Exchange Commission

January 6, 2009

•	Mr. Meyer was charged with developing an extensive annual operating plan for Clear Channel Outdoor (including Americas and International).

Mr. Meyer’s compensation for 2008 was based on year-over-year growth in OIBDAN on a company-wide basis. Additionally, Mr. Meyer developed operating plans for the Americas and International segments. However, the Company does not believe these facts change Mr. Meyer’s role as segment manager or Mr. Mays’ role as CODM.

Mr. Meyer, with input from the regional presidents and business unit managers, was responsible for establishing budgets to achieve the objectives for the Americas and International segments outlined by the CODM. As discussed above and in our previous response, capital and operating budgets are approved by Mark Mays. At the direction of our CODM, Mr. Meyer together with his regional presidents and business unit managers, executed the segment(s) business strategy. In this case, Mr. Meyer was charged with developing the segment(s) plans and discussing those with Mark Mays to ensure they were consistent with the overall business strategy of the Company. While Mr. Meyer developed a plan to adhere to the strategic direction of our CODM, the CODM was responsible for presenting the strategic plan to the Board of Directors. Mr. Meyer was responsible for discussing the operating results of each segment with the Board of Directors. Mr. Meyer was not a member of the Board of Directors.

Although Mark Mays relies on this input from Paul Meyer as the segment(s) manager, it is Mark Mays in his role as the CODM who is responsible for making the strategic, operational and resource allocation decisions of the Company.

•	Mr. Meyer was involved in making recommendations as to the compensation levels and performance goals of the other Clear Channel Outdoor executives to the Compensation Committee for its review.

As noted in the Company’s Definitive Proxy Statement filed on April 30, 2009, joint recommendations on compensation were made to the Compensation Committee. In practice and as part of his approval process, Mr. Mays often changed components of Mr. Meyers’ plan before the joint proposals were made to the Compensation Committee. Mr. Meyer was charged with developing portions of the compensation plans and discussing those with Mark Mays to ensure they were consistent with the overall business objectives of the Company.

•

Although we note that Mark Mays is the principal executive officer of the Clear Channel Outdoor legal entity and Clear Channel Outdoor is obligated to use his services pursuant to a Corporate Services Agreement with Clear Channel Communications, it appears that Mr. Meyer, in his capacity as Clear Channel Outdoor’s Chief Operating Officer, would be deemed the Company’s CODM as that term is defined in paragraph 12 of SFAS 131.

The Company believes that Mark Mays is its CODM. As noted above, Mr. Mays is responsible for setting the strategic direction of the Company. Mr. Meyer reported to Mr. Mays. Mr. Meyer was responsible for establishing operating and capital expenditure budgets to achieve the objectives for each segment as outlined by Mr. Mays. These budgets required Mr. Mays’ approval.

As a result of the foregoing discussion, the Company continues to believe that it has two operating segments, Americas and International, that best reflect how Mark Mays, our CODM, and the Board of Directors view the business and is consistent with the management approach prescribed by SFAS 131. In addition to the conclusion of the Company, we have consulted with our external accounting firm, Ernst & Young, and they have agreed with our conclusion.

*       *       *       *

Securities and Exchange Commission

January 6, 2009

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact Christopher Harrington or Herb Hill at (210) 822-2828.

Very truly yours,

/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

Appendix A - Corporate Organizational Chart as of December 31, 2008
CEO
Clear Channel
Mark Mays
President and CEO
Clear Channel Outdoor
Americas and Asia Paul Meyer
President and CEO
Clear Channel Outdoor
International
[Open]

Appendix A - Americas Organizational Chart as of December 31, 2008
CC Airports / Interspace
CC Taxi Media
Albuquerque
Chicago
Dallas/Fort Worth
El Paso
Fort Smith
Houston
Las Vegas
Los Angeles
New Orleans
Phoenix
Portland
Reno
Sacramento
San Antonio
San Diego
San Francisco
Seattle
Tucson
Wichita
Regional President
Western United States
Gene Leehan
Branded Cities
CC Malls
CC Spectacolor
CC Canada
Akron/Canton
Atlanta
Boston
Cleveland
Daytona Beach
Des Moines
Indianapolis
Jacksonville
Memphis
Miami
Milwaukee
Minneapolis
New York
Ocala
Orlando
Philadelphia
Salisbury
Tampa Bay
Wash. D.C./Balt.
Regional President
Eastern United States
Tim Stauning
Brazil
Curitiba
Sao Paulo
Rio de Janeiro
Chile
Mexico
Peru
Regional President
Latin America
Augusto Claux
Senior VP
Real Estate
California, Nevada, Utah .
Dave McWalters
Senior VP
Real Estate
Southern United States
Joe Garner
Senior VP
Real Estate
Northern United States
Dan Pomeroy
Executive VP
Real Estate / Public Aff.
Americas
Bryan Parker
Senior VP
Deputy General Coun
Americas
Laura Tonceff
Senior VP
Assoc. General Coun
Western United States
Martin Felli
Assoc. General Coun
Litigation
Deb Sirower
Executive VP
General Council
Americas
David Clark
VP
Operations
Quantum Structure
Dennis Tuggle
Director of
Safety & Training
Jim Poage
Executive VP
Operations
Americas
Charlie Turner
VP
Controller
Mark Rowe
Executive VP
Chief Financial Officer
Americas
[Open]
Senior VP
Creative, Marketing,
Public Relations
Tony Alwin
VP
Sales Technology
Trisha Dall
VP
Research
Andrew Marcus
Executive VP
Sales and Marketing
Americas
Rocky Sisson
President and CEO
Clear Channel Outdoor
Americas and Asia
Paul Meyer
..
Clear Channel
Mark Mays
.
Chief Executive Officer

Appendix A - International Organizational Chart as of December 31, 2008
* Mr. Thewlis reported to Paul Meyer at 12/31/08.
Mr. Thewlis currently reports to William
Eccleshare.
Greece
International Neon
Chief Financial Officer
Dir. Corp. Development
International
Jonathan Bevan
Ireland
UK
Regional President
UK, Ireland
Barry Sayer
Belgium
France
Italy
Spain
Regional President
Southern Europe
Hubert Janvier
Denmark
Finland
Netherlands
Norway
Norway Cinema
Poland
Romania
Russia & Baltics
Sweden
Switzerland
Turkey
Regional President
Northern & Eastern Europe
Rickard Hedlund
China
Hong Kong
India
Japan
Singapore
Thailand
Regional President
Asia - Pacific
Mark Thewlis*
President and CEO
Clear Channel Outdoor
International
[Open]
Chief Executive Officer
Clear Channel
Mark Mays
Australia/
New Zealand